Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Bolivia: Total announces a new partnership with Gazprom in Bolivia
Paris, October 12, 2010 — Total announces the signature of a farm out agreement with Gazprom for the transfer of a 20% interest in the Ipati and Aquio licenses in Bolivia. Subject to the Bolivian authorities’ approval, the partnership on these licenses will be constituted by Total (60%, operator), Tecpetrol (20%) and Gazprom (20%).
In 2004, the Group discovered the Incahuasi gas field in the Ipati license. The discovery appraisal is under way with the drilling of the X-1001 well on the Aquio permit. Both licenses are located 200 kilometres South of the city of Santa Cruz in the foothills of the Andean Cordilleras.
Following the signature in September 2008 of a cooperation agreement between Total, Gazprom and Yacimentos Petroliferos Fiscales Bolivianos (YPFB), aimed at negotiating the exploration terms and conditions of the Azero block, this agreement strengthens the partnership between Total and Gazprom, both in Bolivia and internationally.
Total Exploration & Production in Bolivia
Total has been active in Bolivia since 1996 and produced 20,000 barrels of oil equivalent per day in 2009. This production is the Group’s equity share of its participating interests in the San Antonio and San Alberto licenses, which production is mainly exported to Brasil.
In 1999, the Total group discovered the Itau gas field on the block XX Tarija West. Phase 1 of the Itau field development is currently under development and production should start early 2011. Production from Itau will mainly supply the Argentinean market.
Total also holds, in addition to its participating interest in the Ipati and Aquio licenses, a 50% participating interest in the Rio Hondo permit.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com